Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Amendment No. 4 to the Registration Statement (No. 333-214755) on Form S-1 of Presidio, Inc. of our report dated September 26, 2016, except for the disclosure of the common stock split as described in Note 1, and the related impact on shares, stock options and per share data as disclosed in Notes 2, 15, 16 and Schedule I, as to which the date is February 24, 2017, relating to the consolidated financial statements and financial statement schedules of Presidio, Inc., appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ RSM US LLP

McLean, Virginia

February 27, 2017